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                           October 26, 2021

       G. Reed Petersen
       President
       Victoria Lake, Inc.
       3625 Cove Point Dr.
       Salt Lake City, Utah 84109

                                                        Re: Victoria Lake, Inc.
                                                            Amended
Registration Statement on Form 10-12G
                                                            Filed on October
14, 2021
                                                            File No. 000-56316

       Dear Mr. Petersen:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amended Registration Statement on Form 10-12g filed October 14, 2021

       Item 4. Security Ownership of Certain Beneficial Owners and Management, page 21

   1.                                                   We reissue comment 1.
Please provide the information required by Item 403 of
                                                        Regulation S-K for
common stock. The disclosure in this section currently only provides the disclosure
regarding preferred stock. We note the market information on page 25 and elsewhere in the
registration statement reflects the common stock as trading on the OTC
                                                        Pinks.
       Item 5. Directors and Executive Officers, page 23

   2.                                                   We reissue comment 2.
For each prior blank check company, please disclose the nature and dollar amount of
any consideration received, the amount of any retained equity interest. This would
include Allied Ventures and Revival Inc.
 G. Reed Petersen
FirstName  LastNameG.  Reed Petersen
Victoria Lake, Inc.
Comapany
October  26,NameVictoria
             2021        Lake, Inc.
October
Page 2 26, 2021 Page 2
FirstName LastName
Item 10. Recent Sales of Unregistered Securities, page 26

3. We reissue comment 4. Please revise to provide the disclosure required by Item 701 of
         Regulation S-K for the issuance of securities in the domiciliary merger and the holding company parent/subsidiary formation, as referenced in footnote 1 to the financial statements, the exemption relied upon and the facts supporting your reliance upon the exemption relied upon. In addition, please clarify the consideration for each transaction, including Mr. Peterson's acquisition of the Series L shares in February 2021, and for the stock cancellations, which reduced the total voting control from 92% to 62%. Please provide the exemption(s) relied upon and the basis for reliance upon the exemptions.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Janice Adeloye at 202-551-3034 or Pam Howell at 202-551-3357 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Real
Estate & Construction
cc:      Jacob Heskett